Exhibit 99.B(d)(2)(C)(ii)

June 7, 2006

Erik Lindahl

Massachusetts Financial Services Company

500 Boylston Street

Boston, MA 02116

Dear Mr. Lindahl:

On Thursday, March 16, 2006, the Board of Trustees of ING Investors Trust voted to replace Massachusetts Financial Services Company as Portfolio Manager to ING MFS Mid Cap Growth Portfolio.  Thus, the Portfolio Management Agreement (the “Agreement”) with Massachusetts Financial Services Company will terminate in accordance with Section 17 of the Agreement.  Fidelity Management & Research Company will assume portfolio management duties effective August 7, 2006.

In the interim, we will be contacting you to facilitate a smooth transition.  Further, the Board of Trustees has mandated that the incoming and outgoing portfolio managers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders.  I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process.  We continue to value our relationship with your firm.

Very truly yours,

/s/James M. Hennessy
James M. Hennessy
President and Chief Executive Officer
ING Investors Trust

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Investors Trust
Scottsdale, AZ 85258-2034	Fax: 480-477-2744
www.ingfunds.com